KW 3/21/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

14049370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 06 2014
Washington DC
405

SEC FILE NUMBER
8-69183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LION STREET FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2711 N. HASKELL AVE., SUITE 2900
(No. and Street)

DALLAS	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES R. RICHARD 214-533-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PADGETT STRATEMANN & CO., LLP
(Name – *if individual, state last, first, middle name*)

811 BARTON SPRINGS, SUITE 550	AUSTIN	TX	78704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/25

OATH OR AFFIRMATION

I, James R. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LION STREET FINANCIAL, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILONKA NOBLES
Notary Public, State of Texas
My Commission Expires
June 21, 2014

James R. Richards
Signature

Financial and Operations Principal
Title

Ilonka Nobles
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lion Street Financial, LLC

Independent Auditor's Report
and Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2013

Lion Street Financial, LLC

Table of Contents

PS&Co.

PS&Co. Padgett Stratemann

Independent Auditor's Report

To the Member and Manager
Lion Street Financial, LLC
Austin, Texas

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Lion Street Financial, LLC (the "Company") as of December 31, 2013, and the related statements of loss, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Lion Street Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules, as listed in the table of contents, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules, as listed in the table of contents, is fairly stated in all material respects in relation to the financial statements as a whole.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 13, 2014

Lion Street Financial, LLC

Statement of Financial Condition

December 31, 2013

Assets

Assets	
Cash	$ 102,040
Prepaid expenses	4,325
Receivables from affiliate firms	630
Software – net of accumulated depreciation	12,500
Total assets	$ 119,495

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 40,087
Accrued expenses	26,208
Total liabilities	66,295
Member's Equity	
Member's contributed equity	1,519,876
Accumulated deficit	(1,466,676)
Total member's equity	53,200
Total liabilities and member's equity	$ 119,495

Notes to the financial statements form an integral part of this statement.

Lion Street Financial, LLC

Statement of Loss

Year Ended December 31, 2013

Revenues	$ 36,853
Other income	980
Cost of revenues	33,168
Gross profit	4,665
Expenses:	
Salaries and related costs	648,033
Consulting	161,113
Professional and legal	136,903
General and administrative	96,760
Taxes	56,098
Travel and entertainment	53,747
Occupancy	51,855
Recruiting and marketing	45,504
Technology	11,941
Meetings	3,582
Depreciation	2,500
Total expenses	1,268,036
Net loss	$ (1,263,371)

Notes to the financial statements form an integral part of this statement.

Lion Street Financial, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2013

	Member's Contributed Equity	Accumulated Deficit	Total
Balance at December 31, 2012	$ 203,305	$ (203,305)	$ -
Capital contributions	1,316,571	-	1,316,571
Net loss	-	(1,263,371)	(1,263,371)
Balance at December 31, 2013	$ 1,519,876	$ (1,466,676)	$ 53,200

Notes to the financial statements form an integral part of this statement.

Lion Street Financial, LLC

Statement of Cash Flows

Year Ended December 31, 2013

Cash Flows From Operating Activities	
Net loss	$ (1,263,371)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,500
Changes in operating assets and liabilities:	
Prepaid expenses	(4,325)
Receivables from affiliate firms	(630)
Accounts payable	40,087
Accrued expenses	19,208
Net cash used in operating activities	(1,206,531)
Cash Flows From Investing Activities – purchase of software	(15,000)
Net cash used in investing activities	(15,000)
Cash Flows From Financing Activities – capital contributions	1,316,571
Net cash used in financing activities	1,316,571
Net increase in cash	95,040
Cash at beginning of year	7,000
Cash at end of year	$ 102,040

Notes to the financial statements form an integral part of this statement.

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations

Lion Street Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of Leo Williams Holdings, LLC, which is wholly owned by Lion Street, Inc. ("LSI").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Software is stated at cost. Depreciation is calculated on the straight-line method using the following estimated useful life: software – two years.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company did not recognize an impairment loss during the year ended December 31, 2013.

Revenue Recognition

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its member in accordance with its respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the Texas gross margin tax.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Subsequent Events

The Company has evaluated subsequent events through February 13, 2014, the date the financial statements were available to be issued.

2. Software

Software and the related accumulated depreciation at December 31, 2013 consist of the following:

Software	$ 15,000
Less accumulated depreciation	2,500
Net software	$ 12,500

Depreciation expense for the year ended December 31, 2013 totaled $2,500.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $35,745. The Company's ratio of aggregate indebtedness to net capital was 1.85 to 1 at December 31, 2013.

4. Related Party Transactions

An expense sharing arrangement was entered into between the Company and LSI to fund the Company through capital contributions. The Company is an indirect, wholly owned subsidiary of LSI. In addition, the Company currently benefits from general and administrative services provided by LSI and allocates a certain percentage of LSI employees' time and expenses to the Company. At December 31, 2013, LSI made capital contributions to the Company of $1,316,571 for working capital and to cover operating expenses.

LSI entered into a consulting fee agreement with its Series A Preferred Stockholders whereby the stockholders provide assistance to LSI in developing, reviewing, and considering certain proposals and suggestions relating to the management of LSI's business. Through the expense-sharing agreement, the Company was allocated a portion of consulting fees during the year ended December 31, 2013 of $45,000. This amount is included in consulting in the accompanying statement of loss. At December 31, 2013, the Company had no outstanding consulting fee payable to the stockholders of LSI.

5. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation.

6. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

Supplemental Information

PS&Co.

Lion Street Financial, LLC

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness or Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Total member's equity	$ 53,200
Deductions:	
Nonallowable assets:	
Prepaid expenses	(4,325)
Software – net of accumulated depreciation	(12,500)
Unsecured receivable and other assets	(630)
Total net capital	$ 35,745
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 66,295
Total aggregate indebtedness	$ 66,295
Computation of basic net capital requirement:	
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$ 4,420
Minimum dollar net capital requirement of broker-dealer	$ 5,000
Net capital requirement (greater of two above)	$ 5,000
Net capital over the required minimum	$ 30,745
Ratio of aggregate indebtedness to net capital	1.85 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 filed with the Securities and Exchange Commission by the Company on Part II A of Form X-17a-5.

See independent auditor's report.

Lion Street Financial, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, National Financial Services, which carries all accounts of the customers.

During the year ended December 31, 2013, in the opinion of management, the Company has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditor's report.

Report on Internal Control Structure

PS&Co.

PS&Co. Padgett Stratemann

Independent Auditor's Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

To the Member and Manager
Lion Street Financial, LLC
Austin, Texas

In planning and performing our audit of the financial statements of Lion Street Financial, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the member; use of management; the SEC; the National Association of Securities Dealers, Inc.; and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 13, 2014

PS&Co.

Padgett Stratemann

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

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811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
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